                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)



                             BOSTON BIOMEDICA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    100560101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Page 1 of 5 Pages

------------------------                          ------------------------------
CUSIP NO. 100560101                               Page   2  of   5  Pages
                                                      ------  ------
------------------------                          ------------------------------

--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Richard T. Schumacher
--------------------------------------------------------------------------------

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

               N/A
--------------------------------------------------------------------------------

     3    SEC USE ONLY

--------------------------------------------------------------------------------

     4    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
--------------------------------------------------------------------------------
                    5    SOLE VOTING POWER

     NUMBER OF                1,012,707 shares
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     6    SHARED VOTING POWER
     OWNED BY
       EACH                   0 shares
     REPORTING      ------------------------------------------------------------
      PERSON        7    SOLE DISPOSITIVE POWER
       WITH
                              1,012,707 shares
                    ------------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,012,707 shares
--------------------------------------------------------------------------------

     10   CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (9) EXCLUDES CERTAIN SHARES*

               [x]
--------------------------------------------------------------------------------

     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               21.1%
--------------------------------------------------------------------------------

     12   TYPE OF REPORT*

               IN
--------------------------------------------------------------------------------

                                Page 2 of 5 Pages

                                    ITEM 1(a)

Name of Issuer:  Boston Biomedica, Inc.

                                    ITEM 1(b)

Address of Issuer's Principal Executive Offices: 375 West Street, West Bridgewater, MA 02379

                                    ITEM 2(c)

Name of Person Filing:  Richard T. Schumacher

                                    ITEM 2(b)

Address of Principal Business Office or, if none, Residence: 375 West Street, West Bridgewater, MA 02379

                                    ITEM 2(c)

Citizenship:  USA

                                    ITEM 2(d)

Title of Class of Securities:  Common Stock, $.01 par value

                                    ITEM 2(e)

CUSIP Number:  100560101


                                     ITEM 3

Not Applicable


                                     ITEM 4

Ownership:

     (a) Amount Beneficially Owned: 1,012,707 shares, including (i) 133,750 shares issuable pursuant to immediately exercisable stock options,
          (ii) 50,000 shares held of record by Mr.

                                Page 3 of 5 Pages

          Schumacher's wife and (iii) 20,000 shares held of record by Mr. Schumacher as custodian for his daughter. Excludes certain shares held by other relatives of Mr. Schumacher, as to which he disclaims beneficial ownership.

     (b)  Percent of Class: 21.1%

     (c)  Number of Shares as to which such person has:

               (i) sole power to vote or to direct the vote: 1,012,707 shares

               (ii)      shared power to vote or to direct the vote: -0-

               (iii)     sole power to dispose or to direct the disposition of:
                         1,012,707 shares

               (iv) shared power to dispose or to direct the disposition of: -0-

                                     ITEM 5

Ownership of Five Percent or Less of Class:  Not Applicable


                                     ITEM 6

Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable


                                     ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not Applicable


                                     ITEM 8

Identification and Classification of Members of the Group:  Not Applicable


                                     ITEM 9

Notice of Dissolution of Group:  Not Applicable

                                     ITEM 10

Certification:  Not Applicable


                                Page 4 of 5 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     February 11, 1999
-----------------------------------------------
Date



     /s/ Richard T. Schumacher
-----------------------------------------------
     Richard T. Schumacher













                                Page 5 of 5 Pages